Western Oil Sands
By fax and by courier

May 23, 2007


Ms. April Sifford, Branch Chief
United States Securities and Exchange Commission
1OO F Street, NE
Washington, D.C. 20549-7010

Dear Ms. Sifford:

RE:      Form 40-F for Fiscal Year Ended December 31, 2006
         (File No. 333-90736)

Reference is made to comments regarding the Form 40-F (the "FORM 40-F") of Western Oil Sands Inc., a Canadian corporation (the "COMPANY"), for the fiscal year ended December 31, 2006 received from the Staff (the "STAFF") of the Securities and Exchange Commission (the "COMMISSION") in a letter from the Division of Corporation Finance, dated May 3, 2007 (the "COMMENT LETTER"). Further to our telephone discussion with Shannon Buskirk on May 22, 2007 to extend the response deadline to May 25, 2007, this letter is our response to the Comment Letter. The discussion below is presented in the order of the numbered comments in the Comment Letter and we have reproduced the comments for ease of reference. Capitalized terms not defined in this letter are used as defined in the Form 40-F.

The Company's responses to the Staff's comments are as follows:

FORM 40-F FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
-----------------------------------------------------

10 ASSET RETIREMENT OBLIGATION, PAGE 11
---------------------------------------

1. WE NOTE YOU HAVE REVISED YOUR ASSET RETIREMENT OBLIGATION BY $10.3 MILLION DURING THE FISCAL YEAR ENDED DECEMBER 31, 2006. YOUR DISCLOSURE STATES THIS REVISION IS DUE TO CHANGES IN THE ANTICIPATED TIMING OF CERTAIN RECLAMATION ACTIVITIES AND AN INCREASE IN INFLATION RATES. CONSIDERING THE MAGNITUDE OF THIS REVISION, PLEASE PROVIDE US WITH A BREAKDOWN OF THE REVISED AMOUNTS RELATED TO AN INCREASE IN INFLATION AND THOSE AMOUNTS RELATED TO A CHANGE IN TIMING OF RECLAMATION ACTIVITIES. TELL US WHAT FACTORS OCCURRED DURING FISCAL YEAR 2006 WHICH CAUSED YOU TO CONCLUDE A REVISION TO INFLATION RATE ESTIMATES WAS REQUIRED. IN ADDITION, YOUR RESPONSE SHOULD IDENTIFY THE PREVIOUS ESTIMATED TIMING OF RECLAMATION ACTIVITIES AS COMPARED TO THE NEW ESTIMATED TIMING AND WHAT EVENT CAUSED THE DATES TO CHANGE. PLEASE IDENTIFY THE AREAS OF MINING OR OIL AND GAS ACTIVITIES THAT RELATED TO THESE REVISED AMOUNTS. WE MAY HAVE FURTHER COMMENT UPON REVIEW OF YOUR RESPONSE.

Response to Comment 1:

All asset retirement obligations as recorded in the December 31, 2006 financial statements, including the revised amounts, relate to the Athabasca Oil Sands Project ("AOSP"), which is primarily a mining activity. The Company's asset retirement obligation revision during the fiscal year ended December 31, 2006 is broken down as follows:


                                                                              1

           Western Oil Sands Inc.  o  Suite 2400, Ernst & Young Tower,
               440 Second Avenue S.W., Caigary, Alberta T2P 569
                    Tel: (403) 296-1624 Fax: (403) 234-9156

(C$'OOO)
Revision due to increase in inflation rate                                6,272
Revision due to changes in timing of reclamation activities               3,983
                                                                         ------
2006 Revision of Estimates                                               10,255


Inflation rates were increased as a result of high industry activity levels and demand for many goods and services which created an environment of high inflation and supply assurance concerns. Although widespread throughout the industry in Alberta, this pressure was particularly evident in large capital projects such as oil sands mining.

During the fiscal year ended December 31, 2006, a review of the mine plan was completed by the AOSP engineers, re-evaluating the timing of reclamation costs and the estimated cost of reclamation of the land disturbed. As a result of this review, certain reclamation costs from future years were revised and are anticipated to be completed earlier, which resulted in the increased discounted costs. These reclamation costs include costs associated with the movement of material from the stockpile to their final location, dozing slopes to final long-term stable profile, excavation of drainage channels, and final restoration and reseeding activities.

EXHIBIT 7
---------
2. PLEASE AMEND YOUR FORM 40-F TO CORRECT THE DATE OF THE FISCAL YEAR IDENTIFIED IN THE 906 CERTIFICATION FILED AS EXHIBIT 7.

Response to Comment 2:

In response to the Commission's comment, the Company will file an amended Form 40-F with the Commission that includes the correct date of the fiscal year in the 906 certification filed as Exhibit 7 as requested, once the Staff of the Commission has confirmed that there are no other comments of the Staff that need to be reflected in an amended Form 40-F.

The Company hereby acknowledges that:

o the Company is responsible for the adequacy and accuracy of the disclosure in its filings, including the Form 40-F;

o Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company's filings, including the Form 40-F; and

o the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the above responses, please do not hesitate to contact the undersigned at (403) 233-1707.


Yours truly,

WESTERN OIL SANDS INC.

/s/ David A. Dyck

David A. Dyck
Senior Vice President Finance and
Chief Financial Officer


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Western Oil Sands